THE AMERICAN ENERGY GROUP, LTD.
1 Gorham Island, Suite 303
Westport, Connecticut 06880
(203) 222-7315

May 31, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Karl Hiller, Branch Chief

Re:          American Energy Group, Ltd.
Item 4.01 Form 8-K
Filed May 11, 2011
File No. 0-26402

Dear Mr. Hiller:

The American Energy Group, Ltd. is in receipt of your letter dated May 17, 2011.  This letter shall serve as our response to your comments.

You have requested that the Company address the requirement that the Company cause a re-audit of the Company by a Public Company Accounting Oversight Board registered firm for each and every year that a Chisholm, Bierwolf, Nilson & Morrill, LLC  audit is required to be included in the Company’s filings with the Commission. This is based upon the recent revocation of Chisholm, Bierwolf, Nilson & Morrill, LLC’s PCAOB registration.

In response to your request that such a re-audit of the Company be addressed, the Company hereby advises that the Company has engaged the firm of Morrill & Associates, LLC, a PCAOB registered firm, to audit the Company for the current fiscal year ending June 30, 2011, and to re-audit the Company for the fiscal year ending June 30, 2010.   The 2010 re-audit will be conducted prior to the audit of the current fiscal period ending June 30, 2011.

Sincerely,

The American Energy Group, Ltd.

/s/

R. Pierce Onthank, President and CEO

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